UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*

                                BEA Systems, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.001
                         (Title of Class of Securities)

                                    073325102
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                           Icahn Capital Management LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 3, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /
3  SEC USE ONLY

4  SOURCE OF FUNDS*


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            51,820,017 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            51,820,017 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            51,820,017 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.22%

14 TYPE OF REPORTING PERSON*
                     IN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            10,364,001 (includes Shares underlying call options. See Item 5)

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            10,364,001 (includes Shares underlying call options. See Item 5)

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            10,364,001 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.64%  (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            10,364,001 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            10,364,001 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            10,364,001 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.64% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            OO

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            10,364,001 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            10,364,001 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            10,364,001 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.64% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Icahn Partners Master Fund LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            18,049,915 (includes Shares underlying call options. See Item 5)

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            18,049,915 (includes Shares underlying call options. See Item 5)

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            18,049,915 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.60% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Icahn Partners Master Fund II LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            5,926,430 (includes Shares underlying call options. See Item 5)

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            5,926,430 (includes Shares underlying call options. See Item 5)

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,926,430 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.51% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Icahn Partners Master Fund III LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            2,243,223 (includes Shares underlying call options. See Item 5)

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            2,243,223 (includes Shares underlying call options. See Item 5)

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,243,223 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.57% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
           Icahn Offshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            26,219,568 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            26,219,568 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            26,219,568 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.69% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Icahn Partners LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            15,236,448 (includes Shares underlying call options. See Item 5)

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            15,236,448 (includes Shares underlying call options. See Item 5)

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            15,236,448 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.89% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Icahn Onshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /  /
                  (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            15,236,448 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            15,236,448 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            15,236,448 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.89% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Icahn Partners Holding LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            41,456,016 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            41,456,016 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             41,456,016 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.58% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            IPH GP LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            41,456,016 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            41,456,016 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            41,456,016 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.58% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            OO

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Icahn Enterprises Holdings L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            41,456,016 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            41,456,016 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            41,456,016 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.58% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Icahn Enterprises G.P. Inc.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            41,456,016 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            41,456,016 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            41,456,016 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.58% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No.  073325102

1  NAME OF REPORTING PERSON
            Beckton Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /  /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)               /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            41,456,016 (includes Shares underlying call options. See Item 5)

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            41,456,016 (includes Shares underlying call options. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            41,456,016 (includes Shares underlying call options. See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.58% (includes Shares underlying call options. See Item 5)

14 TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on September 14, 2007 by the Reporting Persons (the "Initial 13D"), as amended by the Amendment No. 1 to the Initial 13D, filed on September 20, 2007 and Amendment No. 2 to the Initial 13D, filed on October 2, 2007, with respect to the shares of Common Stock, par value $.001 (the "Shares"), issued by BEA Systems, Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Initial 13D is hereby amended and restated in its entirety as follows:

     The aggregate purchase price of the 51,820,017 Shares (including 34,547,147 options to purchase Shares) purchased by High River, Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners, collectively, was $392,311,778
(including commissions and premiums for the options to purchase Shares). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts. Such margin accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the Shares.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 51,820,017 Shares (including Shares underlying call options), representing approximately 13.22% of the Issuer's outstanding Shares (based upon the 392,002,200 Shares stated to be outstanding as of May 31, 2006 by the Issuer in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 9, 2006, which appears to the Issuer's most recent statement as to number of outstanding shares).

     (b) High River has sole dispositive power with regard to 10,364,001 Shares (including Shares underlying call options) of which it has sole voting power with regard to 3,909,997 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole dispositive power with regard to 18,049,915 Shares (including Shares underlying call options) of which it has sole voting power with regard to 5,020,623 Shares. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole dispositive power with regard to 5,926,430 Shares (including Shares underlying call options)of which it has sole voting power with regard to 2,404,951 Shares. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole dispositive power with regard to 2,243,223 Shares (including Shares underlying call options) of which it has sole voting power with regard to 910,015 Shares. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole dispositive power with regard to 15,236,448 Shares (including Shares underlying call options) of which it has sole voting power with regard to 5,027,284 Shares. Each of Icahn Onshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises,
Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master II (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master II directly beneficially owns. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master III (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Partners Holding, IPH, Icahn Enterprises, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., Eastern Standard Time, on October 3, 2007. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.


NAME                   DATE               SHARES PURCHASED      PRICE PER SHARE/
                                              (SOLD)              EXERCISE PRICE
----------------- -------------------- --------------------------- ------------
                                   HIGH RIVER
-------------------------------------------------------------------------------
High River             August 3, 2007            160,000            12.3429
----------------- -------------------- --------------------------- ------------
High River             August 6, 2007            257,715            11.8142
----------------- -------------------- --------------------------- ------------
High River             August 7, 2007            281,212            11.5235
----------------- -------------------- --------------------------- ------------
High River             August 8, 2007            840,000            11.7798
----------------- -------------------- --------------------------- ------------
High River             August 9, 2007            380,000            11.7679
----------------- -------------------- --------------------------- ------------
High River          September 4, 2007            117,262   (1)       7.50 (2)
----------------- -------------------- --------------------------- ------------
High River          September 5, 2007            441,870   (1)       7.50 (2)
----------------- -------------------- --------------------------- ------------
High River          September 6, 2007            263,806   (1)       7.50 (2)
----------------- -------------------- --------------------------- ------------
High River          September 7, 2007            216,400   (1)       7.50 (2)
----------------- -------------------- --------------------------- ------------
High River         September 10, 2007            500,000   (1)       7.50 (2)
----------------- -------------------- --------------------------- ------------
High River         September 11, 2007            255,876   (1)       7.50 (2)
----------------- -------------------- --------------------------- ------------
High River         September 12, 2007            600,000   (1)       7.50 (2)
----------------- -------------------- --------------------------- ------------
High River         September 13, 2007            380,000   (1)       7.50 (2)
----------------- -------------------- --------------------------- ------------
High River         September 14, 2007         378,790 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
High River         September 19, 2007         400,000 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
High River         September 20, 2007         280,000 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
High River         September 28, 2007         320,000 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
High River            October 1, 2007         300,000 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
High River            October 2, 2007         300,000 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
High River            October 3, 2007        1,700,000 (3)           9.00 (2)
----------------- -------------------- --------------------------- ------------
                                 ICAHN PARTNERS
-------------------------------------------------------------------------------
Icahn Partners         August 3, 2007            213,064            12.3429
----------------- -------------------- --------------------------- ------------
Icahn Partners         August 6, 2007            331,358            11.8142
----------------- -------------------- --------------------------- ------------
Icahn Partners         August 7, 2007            361,569            11.5235
----------------- -------------------- --------------------------- ------------
Icahn Partners         August 8, 2007         1,079,948             11.7798
----------------- -------------------- --------------------------- ------------
Icahn Partners         August 9, 2007            488,666            11.7679
----------------- -------------------- --------------------------- ------------
Icahn Partners      September 4, 2007            469,050  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Partners      September 5, 2007            753,383  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Partners      September 6, 2007            361,160  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Partners      September 7, 2007            296,955  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Partners     September 10, 2007            686,123  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Partners     September 11, 2007            351,125  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Partners     September 12, 2007            823,348  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Partners     September 13, 2007            522,295  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Partners     September 14, 2007         519,832 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Partners     September 19, 2007         548,941 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Partners     September 20, 2007         384,259 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Partners     September 28, 2007         439,152 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Partners        October 1, 2007        1,151,666 (1)           7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Partners        October 2, 2007         438,699 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Partners        October 3, 2007        2,463,176 (3)           9.00 (2)
----------------- -------------------- --------------------------- ------------
                                  ICAHN MASTER
-------------------------------------------------------------------------------
Icahn Master           August 3, 2007            290,588            12.3429
----------------- -------------------- --------------------------- ------------
Icahn Master           August 6, 2007            481,000            11.8142
----------------- -------------------- --------------------------- ------------
Icahn Master           August 7, 2007            524,855            11.5235
----------------- -------------------- --------------------------- ------------
Icahn Master           August 8, 2007         1,567,860  (1)         7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master           August 9, 2007            709,270  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master        September 5, 2007            695,651  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master        September 6, 2007            476,658  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master        September 7, 2007            390,920  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master       September 10, 2007            903,237  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master       September 11, 2007            462,234  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master       September 12, 2007         1,083,882  (1)         7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master       September 13, 2007            684,215  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master       September 14, 2007         684,169 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master       September 19, 2007         722,476 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master       September 20, 2007         505,735 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master       September 28, 2007         577,982 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master          October 1, 2007          48,334 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master          October 2, 2007         531,643 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master          October 3, 2007        2,985,026 (3)           9.00 (2)
----------------- -------------------- --------------------------- ------------
                                 ICAHN MASTER II
-------------------------------------------------------------------------------
Icahn Master II        August 3, 2007            101,062            12.3429
----------------- -------------------- --------------------------- ------------
Icahn Master II        August 6, 2007            158,518            11.8142
----------------- -------------------- --------------------------- ------------
Icahn Master II        August 7, 2007            172,973            11.5235
----------------- -------------------- --------------------------- ------------
Icahn Master II        August 8, 2007            516,677            11.7798
----------------- -------------------- --------------------------- ------------
Icahn Master II        August 9, 2007            233,675            11.7679
----------------- -------------------- --------------------------- ------------
Icahn Master II     September 5, 2007            231,095  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master II     September 6, 2007            157,937  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master II     September 7, 2007            128,941  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master II    September 10, 2007            297,923  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master II    September 11, 2007            152,462  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master II    September 12, 2007            357,508  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master II    September 13, 2007            227,843  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master II    September 14, 2007         225,767 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master II    September 19, 2007         238,409 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master II    September 20, 2007         166,886 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master II    September 28, 2007         190,727 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master II       October 2, 2007         165,373 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master II       October 3, 2007         980,608 (3)            9.00 (2)
-------------------------------------------------------------------------------
                                ICAHN MASTER III
-------------------------------------------------------------------------------
Icahn Master III       August 3, 2007              35,286           12.3429
----------------- -------------------- --------------------------- ------------
Icahn Master III       August 6, 2007              59,984           11.8142
----------------- -------------------- --------------------------- ------------
Icahn Master III       August 7, 2007              65,453           11.5235
----------------- -------------------- --------------------------- ------------
Icahn Master III       August 8, 2007            195,515            11.7798
----------------- -------------------- --------------------------- ------------
Icahn Master III       August 9, 2007              88,389           11.7679
----------------- -------------------- --------------------------- ------------
Icahn Master III    September 5, 2007              87,349  (1)       7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master III    September 6, 2007              59,468  (1)       7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master III    September 7, 2007              48,784  (1)       7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master III   September 10, 2007            112,717  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master III   September 11, 2007              57,683  (1)       7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master III   September 12, 2007            135,262  (1)        7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master III   September 13, 2007              85,647  (1)       7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master III   September 14, 2007          85,390 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master III   September 19, 2007          90,174 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master III   September 20, 2007          63,120 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master III   September 28, 2007          72,139 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master III      October 2, 2007          62,285 (1)            7.50 (2)
----------------- -------------------- --------------------------- ------------
Icahn Master III      October 3, 2007         371,190 (3)            9.00 (2)
----------------- -------------------- --------------------------- ------------

--------------------------
(1) Shares underlying American-style call options purchased by the applicable Reporting Person, which expire on December 10, 2009.

(2) Per share exercise price of call options purchased by the Reporting Persons. Exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options. The premium for such call options was approximately 35% of the market price.

(3) Shares underlying American-style call options purchased by the applicable Reporting Person, which expire on November 3, 2008.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Initial 13D is hereby amended and restated in its entirety as follows:

     Call Options

     The Reporting Persons have purchased American-style call options referencing an aggregate of 34,547,147 Shares, of which 26,047,147 of such call options expire on December 10, 2009 and 8,500,000 of such call options expire on November 3, 2008. The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. These agreements are further described in Item 5(c).

     Put Options

     The Reporting Persons have sold European-style put options referencing an aggregate of 34,547,147 Shares, of which 26,047,147 of such put options expire on the earlier of December 10, 2009 and the date the related call option is exercised, and 8,500,000 of such put options expire on the earlier of November 3, 2008 and the date the related call option is exercised. The agreements provide that they settle in cash only. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

     Total Return Swaps

     The Reporting Persons have entered into a number of derivative agreements, commonly known as Total Return Swaps, with counterparties, which agreements provide that the profit to the Reporting Persons shall be based upon the increase in value of the Shares and the loss to the Reporting Persons shall be based upon the decrease in the value of the Shares, during the period from inception of the applicable agreement to its termination. The agreements provide that they settle in cash. The Reporting Persons currently have long economic exposure to an aggregate of 6,757,939 Shares through such agreements. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate and, accordingly, the Reporting Persons disclaim any beneficial ownership in the Shares to which these agreements relate.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2007

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

BARBERRY CORP.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS HOLDING LP
         By: IPH GP LLC, general partner
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:      /s/ Andrew Skobe
         Name: Andrew Skobe
         Title: Interim Chief Financial Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:      /s/ Andrew Skobe
         Name: Andrew Skobe
         Title: Interim Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., general partner

         By:      /s/ Andrew Skobe
         Name: Andrew Skobe
         Title: Interim Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

         By:      /s/ Andrew Skobe
         Name: Andrew Skobe
         Title: Interim Chief Financial Officer

BECKTON CORP.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title:   Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN




        [Signature Page of Schedule 13D Amend. No. 3 - BEA Systems, Inc.]